Exhibit 99.2

This EMPLOYMENT AGREEMENT (the “Agreement”) is entered into effective September 20, 2021 (the “Effective Date”) by and between Moxian (BVI) Inc, a publicly-listed company incorporated in the British Virgin Islands (the “Company”) and Mr. Conglin (Forrest) Deng, the undersigned individual (“Executive”).

The Company and Executive desire to enter into an Employment Agreement setting forth the terms and conditions of Executive’s employment with the Company. In consideration of the mutual covenants and agreements hereinafter set forth, the Company and Executive agree as follows:

1. Employment.

(a) Term. The Company hereby employs Executive to serve as Chief Executive Officer of the Company. The term of employment shall be for a period of three (3) years (“Initial Term”) to commence on the date hereof, unless earlier terminated as set forth herein. The term of employment shall, on each annual anniversary of the Effective Date thereafter, be deemed to be automatically renewed and extended, upon the same terms and conditions, for a successive period of one year (each a “Renewal Term”), unless either party, at least ninety (90) calendar days prior to the expiration of the Initial Term or any Renewal Term, shall give written notice to the other of its or his intention not to renew such employment term (a “Non-Renewal Notice”). The period during which Executive is employed under this Agreement (including any Renewal Terms) will be referred to as the “Employment Period.”

(b) Duties and Responsibilities. Subject to this Agreement’s terms and conditions, Executive agrees to serve the Company as its CEO. The Board of Directors of the Company (the “Board”) shall take all action necessary to appoint Executive as CEO effective as of the Effective Date. Executive will be reporting to the Company’s Board of Directors. Within the limitations established by the Memorandum and Articles of Association of the Company, and in conformity with the prevailing rules of the Nasdaq Capital Market, the Executive shall have each and all of the duties and responsibilities customarily associated with that position on behalf of the Company as a publicly-listed company, as may be assigned from time to time by the Company’s Board.

(c) Executive’s Office Location. Executive’s primary office location shall be Beijing, China; provided, however, that Executive may work out of any location Executive desires (including without limitation Executive’s home).

2. Compensation.

(a) Base Salary. Executive shall be paid a base salary (“Base Salary”) at the annual rate of $120,000, payable in monthly instalments consistent with the Company’s payroll practices.

(b) Bonus. Executive shall also be entitled to a bonus determined as follows, at the sole discretion of the Board of Directors.

(c) Equity Award. The Board will grant Mr. Deng 600,000 Restricted Stock Units (“RSUs”) of the Company to acquire an equal number of common shares of the Company, subject to shareholders’ approval. The RSUs will vest evenly over the period of his employment with the Company.

3. Other Employment Benefits

(a) Business Expenses. Upon submission of itemized expense statements in the manner specified by the Company, Executive shall be entitled to reimbursement for reasonable travel and other reasonable business expenses duly incurred by Executive in the performance of his duties under this Agreement.

(b) Benefit Plans. Executive shall be entitled to participate in the Company’s medical and dental plans, life and disability insurance plans and retirement plans pursuant to their terms and conditions, as the Company may change such plans from time to time in its sole discretion. Executive shall be entitled to participate in any other benefit plan offered by the Company to its employees during the term of this Agreement.

(c) Vacation. Executive shall be entitled to two (2) weeks of vacation each year of full employment, exclusive of legal holidays, as long as the scheduling of Executive’s vacation does not interfere with the Company’s normal business operations.

(d) Stock Options. Executive shall also be entitled to receive stock options, restricted stock units and any other awards to acquire Ordinary Shares of the Company pursuant to the terms of a Compensation Plan to be adopted by the Company.

4. Executive’s Business Activities.

Executive shall devote the substantial portion of his entire business time, attention and energy exclusively to the business and affairs of the Company and its affiliates, as its business and affairs now exist and as they hereafter may be changed.

5. Termination of Employment.

(a) For Cause. Notwithstanding anything herein to the contrary, the Company may terminate Executive’s employment hereunder for Cause for any one of the following reasons: (1) conviction of, or indictment for, a felony, any act involving moral turpitude, (2) commission of any act of theft, fraud, dishonesty involving the Company, or falsification of any employment or Company records, (3) improper disclosure of the Company’s confidential or proprietary information, (4) Executive’s failure or inability to perform any reasonable assigned duties after written notice from the Company of, and a reasonable opportunity to cure, such failure or inability, (5) any breach of this Agreement, which breach is not cured within twenty (20) days following written notice of such breach, (6) a course of conduct amounting to gross incompetence, (7) a final judgment demonstrating unlawful appropriation of a corporate opportunity, or (8) misconduct in connection with the performance of any of Executive’s duties, including, without limitation, misappropriation of funds or property of the Company, securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company, misrepresentation to the Company, or any violation of law or regulations on Company premises or to which the Company is subject.

Upon termination of Executive’s employment with the Company for Cause, the Company shall be under no further obligation to Executive, except to pay all accrued but unpaid base salary and accrued vacation to the date of termination thereof (“Accrued Obligations”).

The Company may terminate Executive’s employment hereunder at any time without Cause or without Good Reason (as defined below in 5(b)) or for a “Change in Control” (as defined below), provided, however, that Executive shall be entitled to severance pay in the amount of six (6) months of Base Salary in addition to accrued but unpaid Base Salary and accrued vacation, less deductions required by law, but if, and only if, Executive executes a valid and comprehensive release of any and all claims that the Executive may have against the Company in a form provided by the Company and Executive executes such form within seven (7) days of tender.

For purposes of this Agreement:

(i) a “Change in Control” shall be deemed to have occurred if any one of the following events shall occur:

(1) Any “Person” (as defined below) becomes the beneficial owner (as defined in Rule 13(d)-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of shares of Common Stock representing more than 50% of the total number of votes that may be cast for the election of directors of the Company;

(2) The consummation of any merger or other business combination of the Company, sale of all or substantially all of the Company’s assets or combination of the foregoing transactions (a “Transaction”), other than a Transaction involving only the Company and one or more of its subsidiaries, or a Transaction immediately following which the shareholders of the Company immediately prior to the Transaction continue to have a majority of the voting power in the resulting entity;

(3) Within any 12-month period beginning on or after the Effective Date, the persons who were directors of the Company immediately before the beginning of such period (the “Incumbent Directors”) shall cease (for any reason other than death) to constitute at least a majority of the Board (or the board of directors of any successor to the Company); provided that any director who was not a director as of the date hereof shall be deemed to be an Incumbent Director if such director was elected to the Board by, or on the recommendation of or with the approval of, at least three-fifths of the directors who then qualified as Incumbent Directors either actually or by prior operation of the foregoing unless such election, recommendation or approval was the result of an actual or threatened election contest of the type contemplated by Rule 14a-11 promulgated under the Exchange Act or any successor provision; or

(4) the shareholders of the Company approve a plan of complete liquidation or dissolution of the Company.

(ii) “Person” shall mean any individual, partnership, firm, trust, corporation, limited liability company or other similar entity. When two or more Persons act as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of Common Stock, such partnership, limited partnership, syndicate or group shall be deemed a “Person”.

(b) Termination by Executive. Executive may terminate his employment for any reason at any time upon thirty (30) days written notice to the Company. The Executive may also terminate his employment for “Good Reason” (as defined herein). For purposes of this Agreement, the term “Good Reason” shall mean the occurrence of any of the following without the Executive’s prior written consent:

(i) a material diminution of the Executive’s duties or responsibilities as set forth herein;

(ii) a material interference with the Executive’s ability to carry out his duties and responsibilities hereunder, including without limitation the Company’s failure or refusal to provide Executive with sufficient resources to carry out his duties and responsibilities hereunder;

(iii) Executive’s inability to certify any financial statements or governmental filing due to the Company’s failure or refusal to provide adequate accounting, legal or other professional resources;

(iv) the assignment to the Executive of duties which are materially inconsistent with his duties or which materially impair the Executive’s ability to function as the CEO; or

(v) a change in the reporting structure so that the Executive does not report solely and directly to the Board.

(c) Termination by Reason of Death of Executive. In the event that Executive’s employment is terminated by reason of Executive’s death, the Company shall pay the Accrued Obligations to Executive’s estate within the time period required by applicable law.

(d) Cooperation. After notice of termination, Executive shall cooperate with the Company, as reasonably requested by the Company, to effect a transition of Executive’s responsibilities and to ensure that the Company is aware of all matters being handled by Executive.

During employment with the Company, Executive will not do anything to compete with the Company’s present or contemplated business, nor will he or she plan or organize any competitive business activity. Executive will not enter into any agreement which conflicts with his duties or obligations to the Company. Executive will not during his employment or within one (1) year after it ends, without the Company’s express written consent, directly or indirectly, solicit or encourage any employee, agent, independent contractor, supplier, customer, consultant or any other person or company to terminate or alter a relationship with the Company.

6. Miscellaneous.

(a) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong Special Administrative Region, without regard to conflict of law principles (b) Amendment. This Agreement may be amended only by a writing signed by Executive and by a duly authorized representative of the Company.

(b) Severability. If any term, provision, covenant or condition of this Agreement, or the application thereof to any person, place or circumstance, shall be held to be invalid, unenforceable or void, the remainder of this Agreement and such term, provision, covenant or condition as applied to other persons, places and circumstances shall remain in full force and effect.

(c) Construction. The headings and captions of this Agreement are provided for convenience only and are intended to have no effect in construing or interpreting this Agreement. The language in all parts of this Agreement shall be in all cases construed according to its fair meaning and not strictly for or against the Company or Executive.

(d) Notices. Any notice, request, consent or approval required or permitted to be given under this Agreement or pursuant to law shall be sufficient if in writing.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date set forth below.

By Order of the Board

Moxian (BVI) Inc

Hao Qinghu, Chairman

Conglin (Forrest) Deng

Dated this September 20, 2021